UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. __)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Kabushiki Kaisha KUROGANEYA
(Name of Subject Company)

KUROGANEYA. CO., LTD.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

DCM Holdings Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Masahiko Sato
KUROGANEYA. CO., LTD.
1-13-18, Nakakogawara, Kofu City, Yamanashi, 400-0855, Japan
(Telephone +81-55-241-2472)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit 1.

(b) Not applicable.

Item 2. Informational Legends

Included in the documents attached hereto as Exhibit 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X was filed with the Commission on June 29, 2016.

(2) Not applicable.

2

Exhibit Index

Exhibit Number	Description
1	Notice of Execution of Share Exchange Agreement to Privatize KUROGANEYA. CO., LTD. as a Wholly Owned Subsidiary of DCM Holdings Co., Ltd. through a Simplified Share Exchange

3

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Toshihiro Hisada
(Signature)

Toshihiro Hisada
Representative Director
DCM Holdings Co., Ltd.
(Name and Title)

June 29, 2016
(Date)

4

EXHIBIT 1

Notice of Execution of Share Exchange Agreement to Privatize KUROGANEYA. CO., LTD. as a Wholly Owned Subsidiary of DCM Holdings Co., Ltd. through a Simplified Share Exchange

To shareholders in the United States:
This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.
June 28, 2016

Company	DCM Holdings Co., Ltd.
Representative	Toshihiro Hisada, Representative Director and President Executive Officer
(Code: 3050; First Section, Tokyo Stock Exchange)
Contact	Hisato Kumagai, Executive Officer (Finance)
(Tel.: 03-5764-5214)

Company	Kuroganeya Co., Ltd.
Representative	Akashi Horigome, Representative Director and President
(Code: 9855; Second Section, Tokyo Stock Exchange)
Contact	Masahiko Sato, Managing Director for Administration
(Tel.: 055-241-2472)

Notice of Execution of Share Exchange Agreement to Privatize KUROGANEYA. CO., LTD. as a Wholly Owned Subsidiary of DCM Holdings Co., Ltd. through a Simplified Share Exchange

DCM Holdings Co., Ltd. (“DCM Holdings”) and KUROGANEYA. CO., LTD. (“Kuroganeya”) announce that the two companies have today at their respective board of directors meetings resolved to execute a share exchange (the “Share Exchange”) whereby DCM Holdings will become the wholly owning parent company of Kuroganeya and Kuroganeya will become a wholly owned subsidiary of DCM Holdings, and accordingly both companies executed a share exchange agreement (the “Share Exchange Agreement”) to that effect.
Subject to approval at an annual shareholders meeting of Kuroganeya scheduled for August 3, 2016, the Share Exchange is scheduled to take place on December 1, 2016. In accordance with the procedures for a simplified share exchange based on Article 796, Paragraph 2, of the Companies Act, DCM Holdings will not seek approval for the transaction at a shareholders meeting.
In advance of the effective date (tentatively December 1, 2016) of the Share Exchange it is planned that the common shares of Kuroganeya will be delisted from the second section of the Tokyo Stock Exchange (“TSE”) effective November 28, 2016 (with a final trading day of November 25, 2016).

1.  Purpose of the Share Exchange

Against the backdrop of the government’s fiscal and economic policies, Japan’s economy is presently headed toward gradual recovery; at the same time, however, there are still multiple factors posing potential downside risks for the economy including continuing economic stagnation in Europe and a slump in growth in newly emerging countries including China, which create continuing future uncertainty. Given these factors, the retail sector continues to face a challenging business environment including great uncertainty about the course of consumer spending due to such factors as consumers’ inclination to economize in their spending as well as competition for sales cutting across business categories. The home center sector is witnessing a continuing move toward large-scale stores and an increased number of stores due to strategies of aggressive openings, especially by the industry leaders, resulting in the current situation characterized by increasingly intensifying competition.

As the largest home center group in Japan, DCM Holdings operates 614 stores throughout 36 prefectures (as of the end of May 2016) and has focused on expanding the reach of its business through a strategy of new store openings in formats reflecting local needs so as to further strengthen its position in dominant regions; aggressive development of its own brands (“DCM Brands”); enhancement of its presentation of products to customers to create selling venues that most appeal to consumers; cost reduction programs; and other initiatives. Since its establishment, DCM Holdings has gained support for its philosophy of “Service, Creation, and Solidarity” and has worked to strengthen the foundations of its business by joining forces with those who share its aim for the realization of “customer-oriented logistics reform through DCM (Demand Chain Management).”

Kuroganeya, since its founding as a hardware store in Kofu in 1863, has expanded into the home center business building its base in Yamanashi and Kanagawa Prefectures and in the Tokyo metropolitan area. In 1966 it changed from a limited liability company to a stock company in order to strengthen its organization and broaden the scope of its business. Since 1995 when it opened its first store outside of Yamanashi Prefecture, Kuroganeya has steadily expanded its network of stores into other prefectures. In recent years through the development of a variety of store formats including standard stores (convenience-type home centers), large scale stores (super home centers) catering to specific aspects of life, and compact stores (new format stores), which are mid-sized compact versions of larger stores, Kuroganeya has positioned its business to meet the demands of each of its markets while remaining faithful to the philosophy that has guided it since its founding — providing quality merchandise at a fair price.

In this environment, responding to the present intensification of competition challenging their dominant strategies and examining future strategies, from about April 2016 the two companies began considering the Share Exchange, pursuant to which DCM Holdings would become the wholly owning parent company of Kuroganeya and Kuroganeya would become a wholly owned subsidiary of DCM Holdings. Through the effectuation of this Share Exchange, Kuroganeya will gain access to DCM Holdings’ supply capacity for home center merchandise including its DCM Brands private brand products and DCM Holdings’ store management technology for group stores, and together with the application of its own knowhow Kuroganeya projects being able to systematically improve profitability. DCM Holdings, for its part, judges that by incorporating Kuroganeya’s history and resultant strong territorial base and knowhow into its group it can expect an expansion of its customer base. On this basis the two companies held discussions and negotiations over an extended period and ultimately on June 28, 2016, decided to undertake the Share Exchange in order to benefit from synergies possible by combining the two companies and accordingly enhancing the overall enterprise value of the DCM Holdings Group. By leveraging the management resources and knowhow developed over the years by DCM Holdings, the two companies will work toward building the stores that receive even greater support than heretofore from the customers in the regions they serve.
Going forward together with its new partner, DCM Holdings, in addition to expansion of its business, will strive for the continuing growth of Kuroganeya and thus greater growth for the DCM Holdings Group as a whole through realization of the many potential synergies the transaction creates including purchasing structure reform and cost savings derived from exploiting benefits of scale.

2.  Outline of the Share Exchange

(1)  Schedule for the Share Exchange
Record date for the annual shareholders meeting to approve the Share Exchange (Kuroganeya)	May 15, 2016
Date of approval by the board of directors of the execution of the Share Exchange Agreement (both companies)	June 28, 2016
Execution date of the Share Exchange Agreement (both companies)	June 28, 2016
Date of annual shareholders meeting to approve the Share Exchange Agreement (Kuroganeya)	August 3, 2016
Last trading date (Kuroganeya)	November 25, 2016 (tentative)
Date of delisting (Kuroganeya)	November 28, 2016 (tentative)
Effective date of the Share Exchange	December 1, 2016 (tentative)
Note 1:  Based on the procedures for a simplified share exchange pursuant to Article 796, Paragraph 2, of the Companies Act, DCM Holdings intends to implement the Share Exchange without seeking approval for the transaction at a shareholders meeting.
Note 2:  The above schedule may be changed depending on the progress of the procedures for effectuating the Share Exchange or other circumstances or by agreement of the two companies.

(2)  Method of the Share Exchange
It will be a share exchange making DCM Holdings the wholly owning parent company of Kuroganeya and Kuroganeya a wholly owned subsidiary of DCM Holdings.
Subject to approval at an annual shareholders meeting of Kuroganeya scheduled for August 3, 2016, the Share Exchange is scheduled to take place on December 1, 2016. In accordance with the procedures for a simplified share exchange based on Article 796, Paragraph 2, of the Companies Act, DCM Holdings will not seek approval for the transaction at a shareholders meeting.

(3)  Allocation under the Share Exchange
Company	DCM Holdings (wholly owning parent company)	Kuroganeya (wholly owned subsidiary)
Share exchange ratio	1	0.6
Number of shares to be allocated and delivered	DCM Holdings common shares: 6,299,019 (tentative)
Note 1:  Share exchange ratio
0.6 common shares of DCM Holdings stock will be allocated and delivered for each common share of Kuroganeya stock.
Note 2:  Number of shares to be allocated and delivered in the Share Exchange

At the time of the Share Exchange, DCM Holdings plans to allocate and deliver to the shareholders of Kuroganeya (excluding, DCM Holdings) at the time (“Reference Time”) immediately preceding the time DCM Holdings acquires all outstanding shares of Kuroganeya, 6,299,019 common shares (tentative) of DCM Holdings stock. DCM Holdings expects to exchange shares by using treasury shares and by issuing new shares.

Because Kuroganeya plans to cancel all of its treasury shares by the day prior to the effective date of the Share Exchange by passing a board resolution, the number of shares to be allocated and delivered in the Share Exchange may be revised because of Kuroganeya’s acquisition and cancellation of treasury shares.

Note 3:  Treatment of DCM Holdings common shares to be acquired by DCM Holdings’ wholly owned subsidiary, DCM Kahma Co., Ltd.
DCM Holdings’ wholly owned subsidiary, DCM Kahma Co., Ltd., owns 775,000 shares of Kuroganeya stock and as a result of the Share Exchange it is expected that it will receive an allocation and delivery of common shares of DCM Holdings stock for those shares. Because subsequent to the effective date of the Share Exchange these shares of DCM Holdings will constitute shares of a parent company held by a subsidiary company, pursuant to the provisions of Article 135, Paragraph 3 of the Companies Act, DCM Kahma Co., Ltd. plans to dispose of these shares at an appropriate time.
Note 4:  Treatment of shares less than one unit
In accordance with the provisions of Article 192, Paragraph 1, of the Companies Act, shareholders of Kuroganeya who come to hold through the Share Exchange shares of DCM Holdings stock constituting less than one unit (less than 100 shares) may demand that DCM Holdings purchase their shares constituting less than one unit; it is not possible to sell shares constituting less than one unit on a financial instruments exchange.
Note 5:  Treatment of fractional shares
In accordance with the provisions of Article 234 of the Companies Act and other relevant laws and regulations, if there are Kuroganeya shareholders who receive fractional shares less than one common share of DCM Holdings stock in conjunction with the Share Exchange, DCM Holdings will sell the number of shares equivalent to the sum of all fractional shares (truncating the fraction if the sum includes a fractional shares) and deliver the proceeds to those shareholders in proportion to their respective fractional shares.

(4)  Treatment of Share Options and Bonds with Share Options
Kuroganeya has not issued any share options or bonds with share options.

3.   Basis for the Allocation in the Share Exchange
 (1)  Basis and Reasons for the Allocation in the Share Exchange
As outlined in Section 1, from about April 2016, DCM Holdings and Kuroganeya, having reached a consensus to work together to utilize the management resources and knowhow they have developed to build stores even more attractive to local customers than as at present, to further strengthen the foundations of their businesses and to collaborate for the realization of “customer-oriented logistics reform through DCM (Demand Chain Management),”  began exploring the feasibility of a share exchange whereby DCM Holdings would become the wholly owning parent company of Kuroganeya and Kuroganeya would become a wholly owned subsidiary of DCM Holdings. After repeated meetings and negotiations, on June 28, 2016, DCM Holdings and Kuroganeya decided to carry out a share exchange aimed at increasing the overall enterprise value of DCM Holdings through harnessing the potential synergies created by joining the two companies.

In order to establish the share exchange ratio shown in in Section 2 (3) above, both companies separately selected and engaged independent third party financial advisors to perform financial analyses on the appropriate share exchange ratio. DCM Holdings selected SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and Kuroganeya selected Nomura Securities Co., Ltd. (“Nomura Securities”) as their respective third party financial advisors to perform financial analyses on the share exchange ratio. DCM Holdings and Kuroganeya, taking into account the advice and results of the financial analyses on the share exchange ratio performed by their respective third party financial advisors, as well as considering the financial condition, trends in performance, share price movements and other factors relating to the each of their companies, judiciously conferred and negotiated with each other over an extended period. As a result, they reached agreement that the share exchange ratio given in Section 2 (3) above is reasonable and is in the best interest of their respective shareholders.

(2)  Matters Relating to the Financial Analyses
① Names of the financial advisors and the relationship between DCM Holdings and Kuroganeya
In order to ensure the fairness and reasonableness of the share exchange ratio for the Share Exchange, both companies separately engaged independent third party financial advisors to perform financial analyses on the appropriate share exchange ratio. DCM Holdings selected SMBC Nikko Securities and Kuroganeya selected Nomura Securities as their respective third party financial advisors for performing financial analyses on the share exchange ratio.
SMBC Nikko Securities and Nomura Securities are both financial advisors independent from DCM Holdings and from Kuroganeya, do not qualify as related parties of DCM Holdings or Kuroganeya, and have no material interests requiring disclosure in connection with the Share Exchange.

② Summary of the Financial Analyses
As the shares of both companies are listed on the Tokyo Stock Exchange and have a market price, SMBC Nikko Securities performed its financial analyses using the market share price method (taking June 27, 2016 as the reference date and using the closing price of the reference date and the average closing price for each of the one-month period and the three-month period preceding the reference date), and given that there are multiple listed companies comparable to Kuroganeya, such that an estimate based on a comparable companies analysis is possible, also used a comparable companies analysis, as well as the discounted cash flow method in order to take into account the company’s future business activities in performing its financial analyses.
The ranges of the estimates obtained by each method when taking the price of one share of DCM Holdings stock as 1 are shown in the table below.

Method		Range for the share exchange ratio analyzed
DCM Holdings	Kuroganeya
Market share price analysis	Market share price analysis	0.46 ～ 0.48
	Comparable companies analysis	0.44 ～ 0.80
	DCF method	0.44 ～ 0.68

In performing financial analyses on the above share exchange ratios, SMBC Nikko Securities as a general rule used the materials and information obtained from both companies and the publicly disclosed information it obtained as is; it analyzed and reviewed all material and information on the assumption of it being accurate and complete without itself independently verifying that the materials and information were accurate and complete, and is not obligated to do so. SMBC Nikko Securities also did not independently value, appraise or assess each of all of the assets and liabilities of the two companies and their affiliated companies (including but not limited to financial derivatives, overseas assets and liabilities, and other contingent liabilities) nor did it engage any third party to do so. Furthermore, SMBC Nikko Securities’ analysis is based on information and economic conditions as of June 27, 2016 and on the assumption that the financial forecasts of both companies reflected in those financial analyses were reasonably considered and prepared by both companies based on the best estimates and judgments that could be achieved at the time. It should be noted that the future profit plan that was submitted to SMBC Nikko Securities by Kuroganeya that is the basis for the above financial analysis using the DCF method includes a fiscal year projected to have a significant increase in profit compared to the preceding fiscal year. This is due to the projection of an approximately 30% increase in earnings for Kuroganeya in the fiscal year ending May 15, 2019 compared to the prior fiscal year, due to expected higher margins due to the carrying out of policies to thoroughly implement low cost operations as well as projected store openings in locations in which high profitability can be expected, among other factors.

As the shares of both companies are listed on the Tokyo Stock Exchange and have a market price, Nomura Securities performed its financial analyses using the market share price method (taking June 27, 2016 as the reference date and using the closing price of the reference date and the average closing price for each of the one-month, three-month and six-month periods preceding the reference date), and given that there are multiple listed companies comparable to Kuroganeya such that an estimate based on a comparable companies analysis is possible, also used comparable companies analysis, as well as the discounted cash flow method in order to take into account the company’s future business activities in performing its financial analyses.
The range of the estimated obtained by each method when taking the price of one share of DCM Holdings stock as 1 are as shown in the table below.

Method		Range for the share exchange ratio analyzed
DCM Holdings	Kuroganeya
Market share price analysis	Market share price analysis	0.467 ～ 0.476
	Comparable companies analysis	0.436 ～ 0.748
	DCF method	0.538 ～ 0.916

In performing financial analyses on the above share exchange ratios, Nomura Securities as a general rule used the materials and information obtained from both companies and the publicly disclosed information it obtained as is, and used all such material and information on the assumption of it being accurate and complete without independently verifying that the materials and information were accurate and complete. Nomura Securities also did not independently value, appraise or assess the assets and liabilities of the two companies and their affiliated companies (including overseas assets and liabilities and other contingent liabilities) nor did it engage any third party to do so. In addition, Nomura Securities based its financial analyses on the assumption that the financial forecasts of both companies were reasonably considered and prepared by both companies based on the best estimates and judgments that could be achieved at the time.
It should be noted that the future profit plan that was submitted to Nomura Securities by Kuroganeya that is the basis for the above financial analysis using the DCF method includes a fiscal year projected to have a significant increase in profit compared to the preceding fiscal year. This is due to the projection of an approximately 40% increase in earnings for Kuroganeya in the fiscal year ending May 15, 2019 compared to the prior fiscal year, due to expected higher margins due to the carrying out of policies to thoroughly implement low cost operations as well as projected store openings in locations in which high profitability can be expected, among other factors.

(3)   Anticipated Delisting and Reasons Therefor
Because through the Share Exchange Kuroganeya will become a wholly owned subsidiary of DCM Holdings from the effective date of December 1, 2016, in accordance with the delisting criteria of the Tokyo Stock Exchange, the common shares of Kuroganeya, upon completion of the requisite procedures, are scheduled to be delisted on November 28, 2016 (with the final trading day to be November 25, 2016). After the delisting, Kuroganeya’s common shares may no longer be traded on the Tokyo Stock Exchange.

However, as stated above in Section 1, the Share Exchange is not specifically aimed at the delisting of Kuroganeya.
Because the common shares of DCM Holdings allotted to Kuroganeya’s shareholders through the Share Exchange are listed on the First Section of the Tokyo Stock Exchange and will be able to be traded following the Share Exchange, there is the possibility that some of the shareholders of Kuroganeya who held 167 or more shares of Kuroganeya stock as a result of the Share Exchange and received an allocation of 100 shares or more of DCM Holdings stock, which is the number of shares constituting one unit of DCM Holdings’ shares, may also receive an allocation of less than one unit depending on the number of Kuroganeya shares they held; the shares greater than one unit may continue to be traded on the Tokyo Stock Exchange and it is thus considered that the liquidity of the shares can be assured.
However, the shareholders of Kuroganeya who hold less than 167 shares of Kuroganeya stock will be allocated less than the 100 common shares of DCM Holdings stock which constitutes one unit of DCM Holdings. Although these shares less than one unit may not be sold on the Tokyo Stock Exchange, as stated in Note 4 to Section 2 (3) above, these shareholders may demand that DCM Holdings purchase their shares less than one unit.
Please also refer to Note 5 to Section 2 (3) above in regard to the treatment of fractional shares that may result from the Share Exchange.

(4)   Measures to Ensure Fairness
As discussed in Section 3 (1) above, in order to ensure the fairness of the exchange ratio in the Share Exchange, DCM Holdings and Kuroganeya each engaged third party financial advisors to perform financial analyses on the share exchange ratio, and taking into account the results of those analyses, upon discussion and negotiation, the two companies agreed to carry out the Share Exchange based on the exchange ratio shown in Section 2 (3) above.
DCM Holdings and Kuroganeya have not, however, obtained fairness opinions regarding the exchange ratio from third party financial advisors.
DCM Holdings and Kuroganeya selected SATO & Partners and Kitahama Partners, Tokyo Office (“Kitahama Partners”), respectively, as their legal advisors for the Share Exchange and received their counsel regarding the various procedures for the Share Exchange and the method and process of decision making, etc., by the companies’ boards of directors. Neither SATO & Partners nor Kitahama Partners has any material interests in DCM Holdings or Kuroganeya.

(5)   Measures to Prevent Conflict of Interests
No particular conflicts of interest arise between DCM Holdings and Kuroganeya in conjunction with the Share Exchange, but in order to exercise the utmost caution from the perspective of preventing to the maximum extent even the appearance of a possible conflict of interest, the former president of Kuroganeya and the current Representative Director and President Executive Officer of DCM Holdings, Toshihiro Hisada, who holds 201,000 shares of Kuroganeya (as of May 15, 2016), did not participate in the deliberations and vote of the board of directors in regard to the Share Exchange.

4.   Outline of the Companies Party to the Share Exchange
(1)	Name	DCM Holdings (wholly owning parent company)	Kuroganeya (wholly owned subsidiary)
(2)	Address of Headquarters	6-22-7, Minami-ooi, Shinagawa-ku, Tokyo	1-13-18, Nakakogawara, Kofu City, Yamanashi Prefecture
(3)	Name and title of representative	Toshihiro Hisada, Representative Director and President Executive Officer	Akashi Horigome, Representative Director and President

(4)	Description of business	Operation of home centers		Operation of home centers
(5)	Capital	10,000,000,000 yen (as of February 29, 2016)		2,411,000,000 yen (as of May 15, 2016)
(6)	Date of incorporation	September 1, 2006		May 2, 1949
(7)	Number of issued shares	142,055,989 shares (as of February 29, 2016)		11,581,205 shares (as of May 15, 2016)
(8)	Fiscal year end	End of February		May 15
(9)	Number of employees	4,373 (consolidated basis) (as of February 29, 2016)		391 (non-consolidated basis) (as of May 15, 2016)
(10)	Major trading partners	PALTAC Corporation ARATA Corporation IRIS Ohyama Inc.		PALTAC Corporation Sungreen Co., Ltd. ARATA Corporation
(11)	Main banks	Sumitomo Mitsui Banking Corp. Mizuho Bank, Ltd. Bank of Tokyo-Mitsubishi UFJ, Ltd.		The Yamanashi Chuo Bank, Ltd. Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corp.
(12)	Major shareholders and shareholding ratio	Nisshin Kiko Limited Liability Company	8.35%	General Incorporated Foundation Funoikueikai	18.04%
		TAMON Corporation	4.63%	DCM Kahma Co., Ltd.	6.69%
		Aeon Co., Ltd.	4.13%	The Yamanashi Chuo Bank, Ltd.	4.47%
		Ishiguro Yasunori	2.95%	Kuroganeya Employee Shareholding Association	2.14%
		DCM Holdings Employee Shareholding Association	2.89%	Toshihiro Hisada	1.74%
		Kaori Maki	2.62%	Eiichiro Funo	1.60%
		Japan Trustee Services Bank, Ltd. (trust account 9)	2.36%	Meiji Yasuda Life Insurance Company	1.19%
		Japan Trustee Services Bank, Ltd. (trust account)	2.33%	Tokio Marine & Nichido Fire Insurance Co., Ltd.	1.00%
		NORTHERN TRUST CO.(AVFC)RE IEDU UCITS CLIENTS NON LENDING 15 PCT TREATY ACCOUNT	2.18%	Hideki Funo	0.96%
		Kimiko Maki	2.11%	Hideyuki Minowa	0.71%
		(as of February 29, 2016)		(as of May 15, 2016)

(13)	Relationship between the companies
	Capital
DCM Holdings’ wholly owned subsidiary, DCM Kahma Co., Ltd., owns 775,000 shares of Kuroganeya (as of May 15, 2016). Also Representative Director and President Executive Officer of DCM Holdings, Toshihiro Hisada, holds 201,000 shares of Kuroganeya (as of May 15, 2016).

	Personnel	N/A
	Business	N/A
	Status as related party	N/A
(14)	Business performance and financial condition for the latest three years
	Fiscal year ended	DCM Holdings (Consolidated)			Kuroganeya (Non-Consolidated)
		February 2014	February 2015	February 2016	May 2014	May 2015	May 2016
	Net assets	151,743	157,071	164,088	8,318	8,364	8,508
	Total assets	333,937	349,991	367,653	16,027	15,655	15,500
	Net assets per share (yen)	1,097.81	1,154.75	1,205.15	779.72	796.69	810.48
	Net sales	428,324	424,713	431,584	17,451	16,703	15,903
	Operating income	16,685	16,619	18,446	322	291	412
	Ordinary profit	16,526	16,256	17,489	356	341	465
	Net profit	10,216	9,013	10,549	211	227	282
	Net profit per share (yen)	73.14	65.63	75.83	19.84	21.39	26.90
	Dividend per share (yen)	20.00	20.00	21.00	12.00	12.00	12.00
(Unit: million yen unless otherwise noted)

5.  Status after the Share Exchange
Wholly Owning Parent Company
(1)	Name	DCM Holdings Co., Ltd.
(2)	Address of Headquarters	6-22-7 Minami-ooi, Shinagawa-ku, Tokyo
(3)	Name and title of representative	Toshihiro Hisada, Representative Director and President Executive Officer
(4)	Description of primary business	Operation of home centers
(5)	Capital	10,000,000,000 yen (as of February 29, 2016)
(6)	Fiscal year end	End of February
(7)	Net assets	Not determined at present
(8)	Total assets	Not determined at present

6.  Outline of Accounting Treatment
The accounting treatment for the Share Exchange will accord with the Accounting Standards for Business Combinations (Accounting Standards Board of Japan Statement No. 21) and Guidance on Accounting Standards for Business Combinations and Accounting Standards for Business Divestitures (Accounting Standards Board of Japan Guidance No. 10) under which it is expected that the Share Exchange will be treated in accordance with purchase method with DCM Holdings as the acquiring business.
At present the amount of goodwill (and negative goodwill) arising from the Share Exchange is not determined, but will be advised as soon it is determined.

7.  Future Outlook
As a result of the Share Exchange Kuroganeya is expected to become a consolidated subsidiary of DCM Holdings. The impact of this on the consolidated performance of DCM Holdings has not yet been determined. If it becomes necessary to revise earnings forecasts or if other matters arise which must be made public, DCM Holdings will make prompt disclosure.

(Reference)
DCM Holdings’ consolidated earnings forecast and prior year consolidated results (as released on April 8, 2016)
(Unit: million yen)
	Net sales	Operating income	Ordinary profit	Net income for parent company shareholders	Net income per share
Current term earnings forecast (year ending Feb. 28, 2017)	447,200	19,300	18,400	10,900	80.06 yen
Prior year results (year ended Feb. 29, 2016)	431,584	18,446	17,489	10,549	75.83 yen

Kuroganeya’s prior year non-consolidated results (as released on June 28, 2016)
(Unit: million yen)
	Net sales	Operating income	Ordinary profit	Net income	Net income per share
Prior year results (year ended May 15, 2016)	15,903	412	465	282	26.90

Note:	As it is expected that Kuroganeya will be delisted effective November 28, 2016, the Company has not released earnings estimates for the year ending May 15, 2017.

End of document